Independent Auditors' Consent

The Board of Directors
Champps Entertainment, Inc.:

We consent to the incorporation by reference in the registration statements Nos. 333-32501, 333-32503, and 333-90287 on Forms S-8 of Champps Entertainment, Inc. of our report dated August 26, 2002, with respect to the consolidated balance sheets of Champps Entertainment, Inc. as of June 30, 2002 and July 1, 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 2002, which report appears in the June 30, 2002, annual report on Form 10-K of Champps Entertainment, Inc.

KPMG LLP


Denver, Colorado
September 26, 2002